Exhibit 99

March 07, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

It is hereby informed that, a penalty of Rs. 0.005 crore has been imposed on the Bank by Deputy Commissioner (State Tax), Rajasthan for matter/s mentioned in the below table.

The details are as follows:

Sr. no	Particulars	Details
1.	Name of the authority	Deputy Commissioner (State Tax) Rajasthan

2.	Period Involved	F.Y. 2018-19

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Demand of GST on outward supply and disallowance of input tax credit -Order passed under section 73 of RGST/CGST Act.

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	07-March-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of GST on outward supply and excess availment of input tax credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	INR 0.02 crore (includes tax, interest and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary